SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

 (INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a))

                               (AMENDMENT NO. 1)

                        Lazare Kaplan International Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    521078105
                                   -----------
                                 (CUSIP Number)

                                 Michael J. Shef
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6140

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 18, 2002
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Fifth Avenue Group, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         671,100
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Matthew Fortgang
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         671,000
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Revocable Trust for the Benefit of Susan Fortgang dated May 23, 1996
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [   ]

        (b)    [   ]
--------------------------------------------------------------------------------


3.      SEC Use Only
--------------------------------------------------------------------------------


4.      Source of Funds:    AF
--------------------------------------------------------------------------------


5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          United States of America
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         671,100
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power           -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,851,100
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,851,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
        21.3%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

         Except as to Items 3,5,6 and 7 no changes have occurred to the answer of any Items of this Schedule 13D from the information last reported by Fifth Avenue Group in respect of such Items. Defined terms used in this Amendment and not defined herein shall have the meanings ascribed to them in the Schedule 13D filed by the reporting persons on January 14, 2002.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended to add the following:

         Fifth Avenue Group has entered into a Stock Purchase Agreement, dated January 18, 2002, with the Company to purchase 1,180,000 shares of the Company's Common Stock issued and held in the Company's treasury and 125,000 shares from the Company's authorized but unissued shares of Common Stock. Fifth Avenue Group expects to obtain funds from financial sources or obtain demand loans from an affiliate to purchase the 1,305,000 shares of Common Stock (the "Purchase"). Upon consummation of the Purchase, Fifth Avenue Group will beneficially own 1,851,100 shares of the Company's Common Stock (the "Shares").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) and (b) are amended as follows:

         (a)

                  Fifth Avenue Group
                  ------------------

                  Fifth Avenue Group is the beneficial owner of the Shares. The Shares represent 21.3% of the Common Stock issued and outstanding.

                  Matthew Fortgang
                  ----------------

                  Matthew Fortgang, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 21.3% of the Common Stock issued and outstanding.

                   Trust
                   -----

                  The Trust, as a member of Fifth Avenue Group, may be deemed a beneficial owner of the Shares. The Shares represent 21.3% of the Common Stock issued and outstanding.

         (b)

                  Fifth Avenue Group, Matthew Fortgang and the Trust may be deemed to share the power to vote 671,100 Shares and dispose of 1,851,000 Shares.

         Item 5(c) is amended to add the following:

         (c)

                  Fifth Avenue Group
                  ------------------

                  The following is a list of transactions in the Common Stock that were effected in the past 60 days and were not previously reported:

                                Number of Shares
                                ----------------
Date of Transaction        Acquired          Disposed of Price        Nature of Transaction
-------------------        --------          -----------------        ---------------------
January 3, 2002              14,500                $6.80               Open Market Purchase
January 10, 2002             31,200                $7.57               Open Market Purchase
January 16, 2002             13,500                $7.48               Open Market Purchase
January 17, 2002             21,200                $8.17               Open Market Purchase
January 18, 2002             23,100                $8.25               Open Market Purchase
January 18, 2002          1,305,000                $9.00               Private Purchase (1)

---------------
(1) Shares are to be purchased pursuant to a Stock Purchase Agreement by and between Fifth Avenue Group and the Company, dated January 18, 2002.

     Matthew Fortgang and the Trust have not effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Item 6 is amended to add the following:

Fifth Avenue Group has entered into a Stock Purchase Agreement with the Company, dated January 18, 2002. This agreement provides that Fifth Avenue Group shall purchase 1,305,000 shares of the Company's Common Stock at $9.00 per share on February 11, 2002, and that Fifth Avenue Group shall be subject to a Standstill Period (as defined in the Stock Purchase Agreement).

Fifth Avenue Group has entered into a Shareholders Agreement with Maurice Tempelsman and Leon Tempelsman (the "Tempelsmans"), dated January 18, 2002 (the "Shareholders Agreement"). The Shareholders Agreement provides that Fifth Avenue Group will give the Tempelsmans an irrevocable proxy which will enable them, subject to certain conditions, to vote 1,180,000 of the 1,305,000 Shares to be purchased under the Stock Purchase Agreement. In addition, the Shareholders Agreement provides for certain Tag Along and Drag Along Rights (as defined in the Shareholders Agreement).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended to add the following:

Exhibit 1. Stock Purchase Agreement by and between Fifth Avenue Group, LLC and Lazare Kaplan International Inc., dated January 18, 2002.

Exhibit 2. Shareholders Agreement by and among Fifth Avenue Group, LLC, Maurice Tempelsman and Leon Tempelsman, dated January 18, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to the undersigned, is true, complete and correct.

Dated: January 25, 2002


                                        FIFTH AVENUE GROUP, LLC


                                        By: /s/  Matthew Fortgang
                                           -------------------------------------
                                           Name:  Matthew Fortgang
                                           Title: Manager


                                        Revocable Trust for the Benefit of
                                        Susan Fortgang dated May 23, 1996


                                        By: /s/  Matthew Fortgang
                                           -------------------------------------
                                           Name:  Matthew Fortgang
                                           Title: Co-Trustee


                                            /s/  Matthew Fortgang
                                           -------------------------------------
                                                    Matthew Fortgang